EXHIBIT 12.1

	For the Fiscal Years Ended

	January 29,	January 31,	February 1,	February 2,	February 3,
	2005	2004	2003	2002	2001

Earnings:
Income from continuing operations before income
taxes and minority interest	1,116	1,166	843	946	795
Fixed charges	225	228	197	199	225
Add: Distributions from equity method investments,
net of income or loss from equity investees	11	17	39	28	9

Adjusted earnings	1,352	1,411	1,079	1,173	1,029

Fixed charges:
Portion of minimum rent representative of interest	167	166	167	165	167
Interest on indebtedness	58	62	30	34	58

Total fixed charges	225	228	197	199	225

Ratio of earnings to fixed charges	6.0	6.2	5.5	5.9	4.6